Exhibit 99.2

Lianluo Smart Announces Receipt of Nasdaq Non-compliance of Stockholders’ Equity Notification

BEIJING, China, January 6, 2020 -- Lianluo Smart Limited (the “Company”) announced today that it has received a letter from the staff (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”) on January 2, 2020, providing notification that the Company no longer complies with the minimum of $2.5 million in stockholders’ equity for continued listing on The Nasdaq Capital Market under Nasdaq’s Listing Rule 5550(b)(1) and that the Company also does not comply with either of the two alternative standards of Listing Rule 5550(b), the market value standard and the net income standard.

The notification of noncompliance has no immediate effect on the listing or trading of the Company’s common shares on the Nasdaq Capital Market. In accordance with Nasdaq Listing Rules, the Company has 45 calendar days following the date of the notification, or no later than February 17, 2020, to submit a plan to regain compliance with Nasdaq’s applicable listing standards. If the plan is accepted by Nasdaq, the Company will have 180 calendar days from the date of the notification to evidence compliance with an applicable listing standard. If Nasdaq does not accept our plan, we will have the opportunity to appeal that decision to a Hearings Panel of Nasdaq.

The Company intends to monitor the market conditions of its listed securities and the other requirements under the Nasdaq listing standards and may, if appropriate, consider implementing available options to regain compliance under the Nasdaq Listing Rules.

About Lianluo Smart Limited

Lianluo Smart Limited (Nasdaq: LLIT) is a professional smart service and products provider, which designs, develops and markets its own branded medical products and medical components in China. The Company’s business is divided into four business sectors: medical wearable devices, smart devices, smart ecosystem platform and Obstructive Sleep Apnea Syndrome (“OSAS”) service.

Safe Harbor Statement

This press release may contain forward looking statements. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Among other things, quotations from management in this announcement contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those contained in any forward- looking statements. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our growth strategies; our future business development, including development of new products and services; our ability to attract and retain users and customers; changes in our revenues and certain cost or expense items as a percentage of our revenues; the outcome of ongoing, or any future, litigation or arbitration, including those relating to intellectual property rights; general economic conditions in China. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. All information provided in this press release is as of January 6, 2020, and the Company undertakes no duty to update such information, except as required under applicable law.

For further information, please contact:

Lianluo Smart Limited

Zhang Qian

Tel: 86+18910951727

Email: zhangqian@lianluo.com